UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 000-51018

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bancorp, Inc. 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Bancorp, Inc.

409 Silverside Road

Wilmington, Delaware 19809

GRANT THORNTON LLP 2010 156th Ave NE, Suite 300 Bellevue, WA 98007-3826 D +1 425 284 4454 F +1 425 214 9851	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

The Bancorp, Inc. 401(k) Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of The Bancorp, Inc. 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

GT.COM	Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

3

Supplemental information

The accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

Bellevue, Washington

June 24, 2022

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The Bancorp, Inc. 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2021	2020
ASSETS:

Investments, at fair value	$80,657,751	$63,031,445

Receivables:
Participant	152,374	-
Employer	166,146	-
Notes receivable from participants	604,332	750,927
Total receivables	922,852	750,927

NET ASSETS AVAILABLE FOR BENEFITS	$81,580,603	$63,782,372

The accompanying notes are an integral part of these financial statements.

5

The Bancorp, Inc. 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2021

Additions to net assets attributable to:
Investment income
Dividends	$3,685,092
Net appreciation in fair value of investments	10,434,830

Net investment income	14,119,922

Interest income on notes receivable from participants	37,486

Contributions:
Participant	5,350,885
Company	1,902,380
Rollover	2,237,471
Total contributions	9,490,736

Total additions	23,648,144

Deductions from net assets attributable to:
Benefit payments	5,830,512
Administrative expenses	19,401

Total deductions	5,849,913

Net increase	17,798,230

Net assets available for benefits, beginning of year	63,782,372

Net assets available for benefits, end of year	$81,580,603

The accompanying notes are an integral part of these financial statements.

6

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE A - DESCRIPTION OF THE PLAN

The following brief description of The Bancorp, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan of The Bancorp, Inc. and its subsidiary (collectively, the Company) covering all employees. In May 2021, the plan adoption agreement was restated and removed the age requirement of 21. The Plan is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA).

2. Contributions

Contributions to the Plan are made by eligible employees and the Company. Each year, participants may contribute on pre-tax and after-tax basis up to the Internal Revenue Service (IRS) maximum allowable limit, as defined in the Plan. The Company matches 50% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants may also contribute amounts representing rollovers from other qualified plans. The Plan contains an automatic enrollment feature of 6%. Additional discretionary amounts may be contributed at the option of the Company’s board of directors. There were no additional discretionary amounts contributed in 2021. Contributions are subject to certain limitations.

3. Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocation of (a) the Company’s matching contributions and (b) Plan earnings and is charged with (a) withdrawals and (b) allocation of administrative expenses and Plan losses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4. Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined. A participant is 50% vested after two years of service and 100% vested after three years of service.

Participants attaining their normal retirement age and those who become disabled or die are entitled to 100% of their accrued benefits, regardless of credited service period.

5. Investment Options

The Plan’s trustee is Fidelity Management Trust Company and record-keeper is Fidelity Workplace Service LLC. Participants are able to direct contributions into any of thirty-two investment options.

7

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

Fidelity Workplace Service LLC maintains the contributions in mutual fund accounts, collective trust, and employer stock, and maintains participant account records. All investments are included in the financial statements at fair market value (Note D).

6. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, reduced by the highest outstanding loan balance in the prior twelve-month period. Loan terms range from one to five years, with longer terms available for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the day the loan application is received plus 1%. Interest rates on outstanding loans ranged from 4.25% to 6.50% at December 31, 2021 and 2020. Principal and interest are paid ratably through monthly payroll deductions and are deposited into the participant’s account. A fee based on the loan term is charged to cover administrative costs.

7. Benefit Payments

Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over an agreed-upon period. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Minimum required distributions for participants who have reached age 72 also apply per IRS regulations.

8. In-Service Withdrawals

Participants in the Plan, while employed with the Company, may make withdrawals for the following circumstances: they have reached the age of 59-1/2, have a “qualifying” hardship withdrawal request, or they have rollover contributions invested in their account. Once a participant has reached 59-1/2 years of age, they may withdraw all or a portion of their vested account. A Plan participant who has rollover contributions may withdraw all or a portion of their rollover contribution account. A participant who has a “qualifying” hardship withdrawal, in instances of immediate and heavy financial hardship, may withdraw up to 100% of their accounts in the following priority: elective deferral contributions, catch-up contributions, and the vested portion of the employer matching contributions account.

9. Forfeited Accounts

Forfeitures are used to reinstate previously forfeited balances of former employees, with any remaining portion available to reduce future employer contributions. At December 31, 2021 and 2020, forfeited non-vested accounts totaled $151,657 and $112,827, respectively. Forfeitures of $164,804, were used to reduce employer contributions during the year ended December 31, 2021.

10. Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to their account through their holdings and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote any unallocated shares held by the Plan and any allocated shares for which instructions have not been given by a participant in the same proportion as the shares for which voting instructions have been received, subject to the power, responsibility and obligation of the Plan Administrator to direct the Trustee to act with respect to the voting of such shares in a different manner, if the Plan Administrator determines that such action is consistent with and/or required by its fiduciary obligations under ERISA.

8

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America (U.S. GAAP).

2. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for a discussion of fair value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

4. Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan unless otherwise paid by the Company at the Company’s discretion.

5. Benefit Payments

Benefit payments and distributions are recorded when paid. At December 31, 2021 and 2020, there were no benefits processed and approved for payment but not paid.

6. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Income is recorded on the accrual basis. There was no material unpaid interest at December 31, 2021 and 2020. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, delinquent participant loans are reclassified as distributions based upon the terms of the Plan document and a benefit payment is recorded.

9

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

7. Risks and Uncertainties

The Plan invests in various investment securities. Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan is subject to concentrations of credit risks in its investments. Credit risk with respect to investments is limited to the Plan’s investments in the Company’s common stock representing 10% and 8% of the total assets as of December 31, 2021 and 2020, respectively (Note C).

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The spread of COVID-19 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Plan is unable to determine if it will have a material impact to its operations. As of the audit report date, there has been no material impact on the Plan or Plan Sponsor’s operations.

NOTE C - RELATED PARTIES AND PARTIES-IN-INTEREST TRANSACTIONS

Investments include 334,197 and 356,781 shares of the Company’s common stock valued at $8,459,793 and $4,871,194 as of December 31, 2021 and 2020, respectively. During 2021, the Plan purchased 11,682 at a cost of $252,487 and sold 34,266 shares at a cost of $308,037; in addition, the price per share of Company’s common stock increased from $13.65 to $25.31 as of December 31, 2020 and 2021, respectively. There are no additional contributions made on Company’s common stock in 2021 and 2020. The Plan also permits notes receivable from participants. These transactions qualify as parties-in-interest transactions which are exempt from the prohibited transaction rules.

Certain Plan investments are shares of mutual funds and units of a collective trust managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan paid administrative fees of $19,401 to Fidelity Investments for the year ended December 31, 2021.

NOTE D - FAIR VALUE MEASUREMENTS

In general, fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accounting guidelines establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access;

Level 2 Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

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The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

Level 3 Prices or valuation techniques that require inputs are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Following is a description of the valuation methodologies used for assets at fair value:

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end based on quoted market prices.

Common stock: Valued at the closing price of shares held by the Plan at year end as reported in the active market in which the stock is traded.

Collective trust: Valued at fair value of the underlying securities held by the fund, which represents NAV of the units held by the Plan at year end.

Money Market Fund: Valued at fair value of the short-term cash investments held by the fund, which represents NAV of the shares held by the Plan at periodic basis. Shares can be redeemed on a same day basis but only directly from the Fund. Such transactions do not constitute an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of
December 31:

	Assets at fair value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual Funds	$69,930,947	$-	$-	$69,930,947
Stock Fund:
Money Market Fund	-	1,279	-	1,279
Common Stock	8,458,514	-	-	8,458,514

	$78,389,461	$1,279	$-	78,390,740
Investment measured at NAV (a)				2,267,011

Total investments, at fair value				$80,657,751

11

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

	Assets at fair value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Mutual Funds	$55,971,378	$-	$-	$55,971,378
Stock Fund:
Money Market Fund	-	1,133	-	1,133
Common Stock	4,870,061	-	-	4,870,061

	$60,841,439	$1,133	$-	60,842,572
Investment measured at NAV (a)				2,188,873

Total investments, at fair value				$63,031,445

(a) In accordance with Accounting Standards Codification (ASC) Subtopic 820-10, Fair Value Measurement, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Investments Measured Using the NAV per Share as a Practical Expedient.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2021 and 2020. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair value December 31, 2021	Fair value December 31, 2020	Unfunded commitments	Redemption frequency	Redemption notice period

Collective trust	$2,267,011	$2,188,873	N/A	See below	See below

The Plan is applying the practical expedient as of December 31, 2021 and 2020 to its investment in Fidelity’s Managed Income Portfolio (MIP), a collective trust fund. Participants’ ownership of the MIP is represented as units. Units are issued and redeemed daily at the MIP’s constant NAV of $1 per unit. The MIP allows for daily liquidity, with no additional days’ notice required for redemption for participant level transactions; however, the Plan is required to give twelve-month notice prior to liquidation. It is the policy of the MIP to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the MIP will be able to maintain this value. There are no unfunded commitments as of December 31, 2021 and 2020.

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

12

The Bancorp, Inc. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE F - INCOME TAX STATUS

The Plan is a Fidelity Volume Submitter Plan. The IRS has determined and informed Fidelity by letter dated June 30, 2020, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since that date, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance, in all material respects, with the applicable requirements of the IRC and is, therefore, tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G - SUBSEQUENT EVENTS

The Plan has evaluated all subsequent events through June 24, 2022 which represents when the financial statements were issued, to ensure that the Plan’s financial statements include appropriate disclosure of events both recognized in the financial statements as of December 31, 2021, and events which occurred subsequent to December 31, 2021, but were not recognized in the financial statements.

The Plan Administrator is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

13

SUPPLEMENTARY INFORMATION

14

The Bancorp, Inc. 401(k) Plan

EIN 23-3016517
Plan #29638

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current value

*	MIP CL 1	Collective Trust		**	$2,267,011
	PGIM STRAT BOND R6	Mutual Fund		**	644,509
	AB GLOBAL BOND ADV	Mutual Fund		**	2,288,135
	AMERICAN BALANCED R4	Mutual Fund		**	3,976,518
	AS SPL MID CP VAL IS	Mutual Fund		**	1,355,977
	BAIRD CORE PLUS INV	Mutual Fund		**	1,320,259
	BAIRD SH TM BOND INV	Mutual Fund		**	229,181
	HL EMERGING MKTS ADV	Mutual Fund		**	723,095
	INVS DIVRS DIVD Y	Mutual Fund		**	1,155,829
	J H ENTERPRISE T	Mutual Fund		**	3,585,604
	JPM US RSH ENH EQ I	Mutual Fund		**	1,629,244
	MFS CONSERV ALLOC R3	Mutual Fund		**	827,406
	VANG INST TR 2015	Mutual Fund		**	84,455
	VANG INST TR 2020	Mutual Fund		**	784,819
	VANG INST TR 2025	Mutual Fund		**	2,759,093
	VANG INST TR 2030	Mutual Fund		**	2,994,738
	VANG INST TR 2035	Mutual Fund		**	2,952,701
	VANG INST TR 2040	Mutual Fund		**	3,307,809
	VANG INST TR 2045	Mutual Fund		**	4,459,656
	VANG INST TR 2050	Mutual Fund		**	3,761,673
	VANG INST TR 2055	Mutual Fund		**	1,989,394
	VANG INST TR 2060	Mutual Fund		**	588,404
	VANG INST TR 2065	Mutual Fund		**	73,335
	VANG INST TR INCOME	Mutual Fund		**	186,903
	VICTORY S SM CO OP I	Mutual Fund		**	995,281
*	FID REAL ESTATE INVS	Mutual Fund		**	1,205,729
*	FID BLUE CHIP GR	Mutual Fund		**	11,184,665
*	FID SMALL CAP GROWTH	Mutual Fund		**	2,799,255
*	FID INTL SM CAP OPP	Mutual Fund		**	912,217
*	FID 500 INDEX	Mutual Fund		**	8,308,046
*	FID INTL GROWTH	Mutual Fund		**	2,847,017
*	FIDELITY CASH RESERVES	Money Market Fund		1,279	1,279

					72,199,237

*	THE BANCORP INC	334,197	Shares	$3,100,822	8,458,514

	Investments at fair value				$80,657,751

*	Notes Receivable from Participants	Interest rates ranging from 4.25% - 6.50%			$604,332
		Maturity dates 2022 through 2036
					$81,262,083

* Related party-in-interest.
** Not applicable as the investment is participant-directed.

15

EXHIBITS:

23.1       Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bancorp, Inc. 401(k) Plan

Date: June 24, 2022	By:	/s/ Paul Frenkiel
Paul Frenkiel
Chief Financial Officer